FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 24, 2009

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board Resolution to propose the distribution of 2008 profits” dated April 24, 2009.
2.	Taiwan Stock Exchange filing entitled, “The Board Resolution to propose the capitalization of stock dividends and employee stock bonus” dated April 24, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: April 24, 2009	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.
April 24, 2009
English Language Summary

Subject: The Board Resolution to propose the distribution of 2008 profits

Regulation:	Published pursuant to Article 2-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2009/04/24

Content:

1.	Date of the board of directors resolution:2009/04/24

2.	Type and monetary amount of dividend distribution:

(1)	Stock dividends of NT$2,551,715,890 (NT$0.3 per share, i.e., 30 shares for every 1,000 shares)

(2)	Cash dividends of NT$2,551,715,890 (NT$0.3 per share, i.e., NT$300 for every 1,000 shares)

3.	Any other matters that need to be specified:

(1)	Proposed employee bonuses of NT$2,009,768,004 in stock and NT$861,329,145 in cash, and remuneration of NT$57,421,943 to directors.

(2)	The proposed employee bonuses and remuneration to directors equal to the amount recorded as expense.

AU Optronics Corp.
April 24, 2009
English Language Summary

Subject:	The Board Resolution to propose the capitalization of stock dividends and employee stock bonus

Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2009/04/24

Content:

1.	Date of the board of directors resolution: 2009/04/24

2.	Source of capital increase funds: The distributable earnings of 2008.

3.	Number of shares issued: 255,171,589 shares

4.	Par value per share:NT$10

5.	Total monetary amount of the issue: NT$2,551,715,890 (excluding employee stock bonus)

6.	Issue price: N/A

7.	Number of shares subscribed by or allotted to employees: NT$2,009,768,004

8.	Number of shares publicly sold: N/A

9.	Ratio of shares subscribed by or allotted as stock dividends to existing shareholders: 30 shares for every 1,000 shares held by common stock holders

10.	Method of handling fractional shares and shares unsubscribed by the deadline:

If a portion of the dividend does not amount to one full share, the shareholders concerned may arrange pooling together their fractional shares to form one full share and register the same within 5 days after the dividend record date. Otherwise shareholders will be paid for unregistered fractions of shares in cash based on the fraction of the face value represented, calculations will be rounded down to the nearest one NTD, any amounts under one NTD will be discarded. The remaining shares will be designated for subscription at face value by AUO Employee Welfare Commission.

11.	Rights and obligations of the newly issued shares: Same as those of existing common shares

12.	Utilization of the funds from the capital increase: For capacity expansion

13.	Any other matters that need to be specified: Nil